UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Septermber 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2009 Down 12.8% Year over Year

Mexico City, September 3, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for August 2009 decreased by 12.8% when compared to August 2008.

This announcement reflects comparisons between August 1 through August 31, 2009 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2008	August 2009	% Change
Cancún	332,419	341,873	2.8
Cozumel	8,766	6,184	(29.5)
Huatulco	30,791	31,275	1.6
Mérida	92,050	81,962	(11.0)
Minatitlán	12,618	12,808	1.5
Oaxaca	48,236	40,625	(15.8)
Tapachula	19,301	12,514	(35.2)
Veracruz	76,218	67,663	(11.2)
Villahermosa	73,961	60,338	(18.4)
Total Domestic	694,360	655,242	(5.6)

International
Airport	August 2008	August 2009	% Change
Cancún	753,287	600,859	(20.2)
Cozumel	33,994	32,505	(4.4)
Huatulco	1,556	1,258	(19.2)
Mérida	11,678	9,902	(15.2)
Minatitlán	411	365	(11.2)
Oaxaca	5,557	7,628	37.3
Tapachula	353	423	19.8
Veracruz	6,929	6,648	(4.1)
Villahermosa	4,726	4,857	2.8
Total International	818,491	664,445	(18.8)

ASUR Page 1 of 2

	Total
Airport	August 2008	August 2009	% Change
Cancún	1,085,706	942,732	(13.2)
Cozumel	42,760	38,689	(9.5)
Huatulco	32,347	32,533	0.6
Mérida	103,728	91,864	(11.4)
Minatitlán	13,029	13,173	1.1
Oaxaca	53,793	48,253	(10.3)
Tapachula	19,654	12,937	(34.2)
Veracruz	83,147	74,311	(10.6)
Villahermosa	78,687	65,195	(17.1)
ASUR Total	1,512,851	1,319,687	(12.8)

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: September 3, 2009